122

04035030

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aeroflot Russian Intl Airlines

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 4592 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 6/29/04

OPEN JOINT STOCK COMPANY "AEROFLOT - RUSSIAN AIRLINES" AND SUBSIDIARIES

ARLS
12-31-03

Independent Auditors' Report

Consolidated Financial Statements
Year Ended 31 December 2003

Aeroflot Russian International Airlines

AEROFLOT
Russian Airlines

OPEN JOINT STOCK COMPANY "AEROFLOT - RUSSIAN AIRLINES" AND SUBSIDIARIES

TABLE OF CONTENTS

AEROFLOT
Russian Airlines

Deloitte.

Deloitte & Touche Regional
Consulting Services Limited
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (095) 787 0600
Fax: +7 (095) 787 0601
www.deloitte.ru

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Open Joint Stock Company "Aeroflot - Russian Airlines":

We have audited the accompanying consolidated balance sheet of Open Joint Stock Company "Aeroflot - Russian Airlines" and its subsidiaries (the "Group") as of 31 December 2003, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2003, and the consolidated results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche

17 May 2004
except for Note 30 dated 24 May 2004

CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 31 December 2003	Year ended 31 December 2002
		USD million (except earnings-per-share amounts)	USD million (except earnings-per-share amounts)
Traffic revenue	5	1,369.0	1,244.3
Other revenue	6	347.0	318.7
Revenue		**1,716.0**	**1,563.0**
Operating costs	7	(1,255.2)	(1,081.8)
Staff costs	8	(243.3)	(215.4)
Depreciation		(91.1)	(107.0)
Operating costs		**(1,589.6)**	**(1,404.2)**
Operating income		**126.4**	**158.8**
Interest expense	9	(12.0)	(34.6)
Interest income		1.5	5.2
Share of income in associated undertakings		3.5	5.9
Foreign exchange and translation gain, net		8.5	6.6
Non-operating income (loss), net	10	30.1	(9.0)
Income before taxation and minority interest		**158.0**	**132.9**
Taxation	11	(31.3)	(41.6)
Income after taxation		**126.7**	**91.3**
Minority interest	21	-	(2.0)
Net income		**126.7**	**89.3**
Earnings per share		USD 0.114	USD 0.080

V. M. Okulov
General Director

17 May 2004

M. I. Poluboyarinov
Deputy General Director
Finance and Planning

The accompanying notes form an integral part of these consolidated financial statements. The Independent Auditors' Report is presented on page 1.

CONSOLIDATED BALANCE SHEET

	Notes	31 December 2003 USD million	31 December 2002 USD million
Assets			
Current assets:			
Cash and cash equivalents	12	52.2	32.0
Short-term aircraft lease deposits		-	6.5
Short-term investments		4.5	6.8
Accounts receivable and prepayments, net	13	297.4	243.9
Inventories	14	44.4	31.2
		398.5	320.4
Deferred tax assets	11	6.8	6.3
Non-current assets:			
Long-term investments, net	15	33.4	27.7
Aircraft lease deposits		14.3	27.4
Other non-current assets		3.5	3.3
Prepayment for property, plant and equipment	26 (iii)	28.0	31.5
Property, plant and equipment, net	16	582.8	468.8
		662.0	558.7
Total assets		1,067.3	885.4
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable and accrued liabilities	17	298.7	276.0
Deferred revenue		69.7	54.9
Short-term borrowings	19	72.4	109.7
Current portion of finance leases payable	20	124.1	21.3
		564.9	461.9
Deferred tax liabilities	11	18.2	36.5
Non-current liabilities:			
Long-term borrowings		3.2	3.2
Finance leases payable	20	144.2	113.8
Non-current accounts payable and accrued liabilities	18	49.9	97.3
		197.3	214.3
Minority interest	21	5.7	7.9
Shareholders' equity:			
Share capital	22	51.6	51.6
Treasury stock	22	(0.5)	-
Translation reserve		0.3	-
Retained earnings	23	229.8	113.2
		281.2	164.8
Total liabilities and shareholders' equity		1,067.3	885.4

V. M. Okulov
General Director

17 May 2004

M. I. Poluboyarinov
Deputy General Director
Finance and Planning

The accompanying notes form an integral part of these consolidated financial statements. The Independent Auditors' Report is presented on page 1.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended 31 December 2003 USD million	Year ended 31 December 2002 USD million
Operating activities:		
Income before taxation and minority interest	**158.0**	**132.9**
Adjustments to reconcile income before taxation and minority interest to net cash provided by operating activities:		
Depreciation of property, plant and equipment	91.1	107.0
Loss on disposal of property, plant and equipment	8.6	25.5
Increase in provisions and asset impairments	24.4	2.8
Decrease in accrued interest payable	(1.1)	(4.7)
Share of income in associated undertakings	(3.5)	(5.9)
Gain on remeasurement of available-for-sale investments to fair value	(5.8)	(6.5)
Operating profit before working capital changes	**271.7**	**251.1**
Increase in accounts receivable	(67.3)	(38.5)
Increase in inventories	(13.2)	(5.8)
(Decrease) increase in accounts payable and accrued liabilities	(3.0)	2.5
Income tax paid	(59.5)	(49.3)
Net cash provided by operating activities	**128.7**	**160.0**
Investing activities:		
Purchases of property, plant and equipment	(51.6)	(89.5)
Proceeds from sale of property, plant and equipment	4.6	218.3
Proceeds from aircraft lease deposits	6.5	-
Disposal (acquisition) of short-term investments, net	2.3	(1.7)
Disposal (acquisition) of long-term investments, net	1.7	(1.0)
Dividends received	4.4	2.6
Net cash (used in) provided by investing activities	**(32.1)**	**128.7**
Financing activities:		
Capital element of finance lease	(32.0)	(252.5)
Dividends paid	(7.5)	(2.8)
Repayment of borrowings, net	(37.3)	(21.3)
Net cash used in financing activities	**(76.8)**	**(276.6)**
Change in cash and cash equivalents	**19.8**	**12.1**
Cash and cash equivalents at the beginning of the year	33.0	21.2
Foreign exchange differences	0.7	(0.3)
Cash and cash equivalents at the end of the year	**53.5**	**33.0**
Supplemental cash flow information:		
Interest paid	(12.6)	(39.3)
Interest received	0.7	1.4

Note:
Included in Cash and cash equivalents as of 31 December 2003 and 2002 are USD 1.3 million and USD 1.0 million, respectively, of restricted cash held by the Company's representative offices abroad. The restrictions are because of specific local currency regulations. Restricted cash is classified as "Other non-current assets" in the accompanying consolidated balance sheet.

V. M. Okulov
General Director

M. I. Poluboyarinov
Deputy General Director
Finance and Planning

17 May 2004

The accompanying notes form an integral part of these consolidated financial statements. The Independent Auditors' Report is presented on page 1.

AEROFLOT
Russian Airlines

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Treasury stock	Translation reserve	Retained earnings	Total
	USD million	USD million	USD million	USD million	USD million
At 31 December 2001	**51.6**	**-**	**-**	**26.1**	**77.7**
Net income	-	-	-	89.3	89.3
Dividends (refer also to Note 23)	-	-	-	(2.2)	(2.2)
At 31 December 2002	51.6	-	-	113.2	164.8
Net income	-	-	-	126.7	126.7
Purchase of treasury stock	-	(0.5)	-	-	(0.5)
Foreign exchange differences	-	-	0.3	-	0.3
Dividends (refer also to Note 23)	-	-	-	(10.1)	(10.1)
At 31 December 2003	51.6	(0.5)	0.3	229.8	281.2

V. M. Okulov
General Director

17 May 2004

M. I. Poluboyarinov
Deputy General Director
Finance and Planning

The accompanying notes form an integral part of these consolidated financial statements. The Independent Auditors' Report is presented on page 1.

1. NATURE OF THE BUSINESS

"Aeroflot - Russian Airlines" (the "Company") was formed as an Open Joint Stock Company following a decree of the Government of the Russian Federation in 1992. The 1992 decree conferred all the rights and obligations of "Aeroflot - Soviet Airlines" and its structural units, excluding its operations in the Russian Federation and Sheremetevo Airport, upon the Company, including inter-governmental bilateral agreements and agreements signed with foreign airlines and enterprises in the field of civil aviation.

The principal activity of the Company is the provision of passenger and cargo air transportation services, both domestically and internationally, and other aviation services from its base at Moscow Sheremetevo Airport. The Company and its subsidiaries (collectively the "Group") also conduct activities comprising airline catering, the operation of a hotel, and provision of insurance services. Associated undertakings mainly comprise hotel and duty-free retail businesses.

At 31 December 2003 and 2002, the Government of the Russian Federation owned 51 percent of the Company. The Company's headquarters are located in Moscow at 37 Leningradsky Prospect. The average number of employees working in the Company during 2003 was approximately 14.7 thousand (15.0 thousand in 2002).

The principal subsidiaries of the Group are:

Company name	Activity	Percentage held at 31 December 2003
CJSC "Sherotel"	Hotel	100.0 percent
OJSC "Terminal"	Airport management	100.0 percent
CJSC "Aeroflot's World"	Travel agency	99.9 percent
OJSC Insurance company "Moscow"	Insurance services	94.9 percent
CJSC "Aeromar"	Catering	51.0 percent
CJSC "Aeroflot-Don"	Airline	51.0 percent

The principal associates of the Group are:

Company name	Activity	Percentage held at 31 December 2003
CJSC "Airport Moscow"	Cargo handling	50.0 percent
CJSC "Aerofirst"	Trading	33.3 percent
CJSC "TZK"	Fuel trading company	31.0 percent
LLC "Aeroimp"	Hotel	25.0 percent

All the companies listed above are incorporated in the Russian Federation.

The table below provides information on the Group's aircraft fleet as of 31 December 2003:

Type of aircraft	Ownership	Aeroflot-Russian Airlines (number)	Aeroflot-Don (number)	Group total (number)
Ilyushin Il-96-300	Owned	6	-	6
Ilyushin Il-62M	Owned	1	-	1
Ilyushin Il-86	Owned	14	-	14
Ilyushin Il-76 TD (cargo)	Owned	4	-	4
Tupolev Tu-154	Owned	20	9	29
Tupolev Tu-134	Owned	12	4	16
Antonov An-12	Owned	-	2	2
Airbus A-310	Finance lease	4	-	4
Airbus A-319	Finance lease	4	-	4
Tupolev Tu-134	Operating lease	1	-	1
Tupolev Tu-154	Operating lease	2	-	2
Boeing 737-400	Operating lease	6	-	6
Airbus A-310	Operating lease	1	-	1
Airbus A-319	Operating lease	1	-	1
Airbus A-320	Operating lease	4	-	4
Boeing 767-36 NER	Operating lease	5	-	5
Boeing 777-2Q8	Operating lease	2	-	2
McDonnell Douglas DC10-40F	Operating lease	4	-	4
		91	15	106

Excluded in the table above are four Airbus A-310 and one Boeing 737-400, which were in the process of redelivery to the lessor as of 31 December 2003.

2. THE RUSSIAN ENVIRONMENT AND ECONOMIC CONDITIONS

Currency exchange and control

Foreign currencies, in particular the US Dollar ("USD"), play a significant role in the underlying economics of many business transactions in the Russian Federation. Following the 1998 economic crisis, the Russian ruble's value fell significantly against the USD, falling from a pre-crisis rate of approximately 6 Russian rubles to 1 USD, to 27 Russian rubles to 1 USD by the end of 1999. During 2002 and 2003, the Russian ruble's value fluctuated between a low of 29.25 and a high of 31.88 to 1 USD. During 2003, the Russian ruble has appreciated against the US Dollar. As of 17 May 2004, the exchange rate is 29.07 Russian rubles to 1 USD.

The following table summarizes the exchange rates of the Russian ruble to 1 US Dollar for the years ended 31 December 2003, 2002 and 2001.

At December 31	Exchange rate
2003	29.45
2002	31.78
2001	30.14

The Group's principal currency exchange rate risks relate to its ability to recover investments in non-monetary assets, specifically property, plant and equipment, as well as exposure to currency exchange losses and the ability to repay its foreign currency-denominated obligations (primarily aircraft finance lease obligations).

The Central Bank of the Russian Federation has established strict currency control regulations designed to promote the commercial utilization of the Russian ruble. These regulations place restrictions on the conversion of Russian rubles into foreign currencies and establish requirements for conversion of foreign currency sales to Russian rubles.

Inflation

The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rates of inflation for the past three years:

For the years ended December 31	Annual inflation
2003	12.0 percent
2002	15.1 percent
2001	18.8 percent

The Group's principal inflation-rate risk relates to the Group's ability to raise tariffs for tickets sold in the Russian Federation in line with the growth in operating expenses caused by inflation. Should inflation continue, the Group could experience financial difficulties, accompanied by a deterioration in the results of its operations and liquidity position.

3. LIQUIDITY AND MANAGEMENT PLANS

As of 31 December 2003 the Group had a working capital deficiency of USD 166.4 million, a deterioration of USD 24.9 million since 31 December 2002.

Several factors, unrelated to current operating activities of the Group, contributed to this deterioration:

i) As a part of its foreign fleet restructuring program (refer to Note 26) the Group agreed an early termination to occur in 2004 of four Airbus A-310 aircraft finance leases with no further obligation to pay any outstanding liability as of the redelivery dates. The remaining lease liability at the redelivery date will approximate USD 95 million. Accordingly, liability under

AEROFLOT
Russian Airlines

those finance leases in the amount of USD 113.9 million is included in the current portion of finance leases payable;

ii) Included in accounts payable is an amount of USD 17.1 million payable to a US based company arising from a court judgement against the Group in 2003 (refer also to Note 17 (ii)).

In order to implement a new corporate vision and strategy, the Group continues to reschedule its network. During 2003 several new routes, expected to be profitable, were opened, while unprofitable routes were closed. Flight frequencies were increased significantly, which resulted in improved breadth and depth of the Group's network. Aircraft utilization increased from 68.4 percent in 2002 to 69.4 percent in 2003.

In 2002 the Group commenced a restructuring of its foreign aircraft fleet, which has resulted in savings on lease expenses. The fleet will be eventually comprised of aircraft produced after 1999, which will decrease maintenance expenses. In terms of fleet restructuring program the Group replaced 10 foreign made aircraft and introduced a new family Airbus A-320 aircraft.

During 2003 the Group continued to expand code-sharing operations with other airlines. Route connections improved by 12.7 percent in 2003. In 2003 the overall passenger load factor rose to 69.4 percent (in 2002 – 68.4 percent). The Group is continuing its campaign to increase the proportion of passengers paying higher-class fares.

The Group's management has developed a cost-reduction program to reduce operating costs in 2004 and subsequent years. In particular, increased efficiency of fleet utilization is expected to result in a reduction of fuel consumption per passenger kilometer flown, which is a major component of the Group's operating expenses. In 2003 the Group took the following cost reduction measures: consolidation of fuel suppliers, an increase in its share of direct supplies, and utilization of geographic differences in fuel prices. In 2004 the Group has introduced a fuel hedging program. Management also believes that the Group has the ability to raise short-term financing, if necessary, to cover any short-term operating cash flow deficits should they arise.

Considering the actions taken and management plans for the future, management believes it is appropriate to prepare the consolidated financial statements on the basis of a going concern.

4. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements are presented in millions of US Dollars.

All significant subsidiaries under the control of the Group are included in the consolidated financial statements. A listing of the Group's principal subsidiaries is set out in Note 1.

The Group maintains its accounting records in Russian rubles and in accordance with Russian accounting legislation and regulations. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards prescribed by the International Accounting Standards Board.

Measurement and presentation currency

The majority of the Company's revenues are denominated in US Dollars and settled in US Dollars or other foreign currency. The majority of its assets, purchases, finance and operating leases, and liabilities are denominated in US Dollars, as is a significant portion of its operating expenses. Therefore the US Dollar has been determined as the measurement and presentation currency of the Company. Transactions and balances not already measured in US Dollars have been remeasured to US Dollars in accordance with IAS 21 "The Effect of Changes in Foreign Exchange Rates" ("IAS 21").

Entities with measurement currency other than the measurement currency of the Company

Monetary and non-monetary assets and liabilities of entities with measurement currency other than US Dollar are translated at the closing exchange rate. Income statement items are translated at an average exchange rate for the year. Exchange differences arising on translation are charged to the translation reserve, included in shareholders' equity.

Consolidation

Subsidiaries, which comprise those entities in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which effective control is obtained by the Group and are no longer consolidated from the date of disposal or loss of control. Where a partly owned subsidiary has a net asset deficiency, the deficiency is attributed to the Group in full and no amount is assigned to the minority interest, unless the minority owner had a legally enforceable obligation to contribute additional funds. All inter-company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated.

Investments in associates

Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group's owning, directly or indirectly, between 20 percent and 50 percent of the voting share capital or by exerting significant influence through other means. The Group's share of the net income or losses of associates is included in the consolidated income statement, and the Group's share of the net assets of associates is included in the consolidated balance sheet. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or that the impairment losses recognized in prior years no longer exist. When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates, and unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. A listing of the Group's principal associated undertakings is shown in Note 1.

Management estimates

The preparation of consolidated financial statements requires that management makes estimates and assumptions that affect the reported amounts of assets and the reported amounts of revenues and operating costs during the reporting period. The most significant estimates relate to: depreciable lives of property, plant and equipment; provision for bad and doubtful accounts; calculation of revenue from other airline revenue agreements; contingent liabilities; and deferred taxation. Actual results could differ materially from these estimates.

Revenues
Traffic revenue is recognized when the transportation service is provided. Passenger and cargo sales for which transportation has not yet been provided are shown as deferred revenue.

Other revenue is recognized at the time the service is provided.

Segment reporting
For the purposes of segment disclosure the Group has identified the following segments:

a) *Business segments*
The principal business segments are airline operations, airline catering, hotel operations and other.

b) *Geographic segments*
The operations of all segments are based in the Russian Federation. With respect to scheduled passenger and cargo activities, the following geographic analysis is provided:

i) *Geographic analysis of revenue from flights* - The analysis of revenue from scheduled flights is based upon the geographic location of the place of flight origin.

ii) *Geographic analysis of net assets* - The major revenue-earning assets of the Group are comprised of its aircraft fleet. Since the Group's aircraft fleet is employed flexibly across its worldwide route network, there is no suitable basis for allocating such assets and liabilities to geographic segments.

Property, plant and equipment
Property, plant and equipment is stated at a cost, or valuation, as described below. Depreciation is calculated in order to amortize the cost or valuation (less estimated salvage value where applicable) over the remaining useful lives of the assets.

a) Fleet

i) *Owned aircraft and engines* - Aircraft and engines owned by the Group as of 31 December 1995 were stated at depreciated replacement cost based upon external valuations denominated in US Dollars. Subsequent purchases are recorded at cost. The valuation was conducted by Airclaims, an international firm of aircraft appraisers. The Group has chosen not to revalue these assets subsequent to 1995. The 1995 revaluation reserve has been utilized to absorb the depreciation of revaluation adjustments made in 1995.

ii) *Finance leased aircraft and engines* - Where assets are financed through finance leases, under which substantially all the risks and rewards of ownership are transferred to the Group, the assets are treated as if they had been purchased outright. The Group recognizes finance leases as assets and liabilities in the balance sheet as amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. The corresponding obligation, reduced by the capital portion of lease payments made, is included in payables. The interest element of the lease payments made is included in interest expense in the income statement.

originated by the Group, are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Group, are classified as available-for-sale.

The Group had no securities classified as trading securities or held-to-maturity as of 31 December 2003 and 2002. Available-for-sale investments are stated at market value and is determined for each individual investment. Investments in equity instruments of other companies that do not have a quoted market price are stated at cost less impairment loss, as it is not practicable to determine the fair value of such investments. Unrealized gains and losses are included in the determination of net income. Income from available-for-sale investments is included in other non-operating income in the consolidated income statement.

Inventories
Inventories are valued at cost as determined by the "first-in first-out" method or net realizable value, whichever is lower. Inventories are reported net of provisions for slow-moving or obsolete items.

Accounts receivable
Accounts receivable are stated in the balance sheet at their net realizable value after deduction of a provision for bad and doubtful accounts.

Financial instruments
Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, marketable securities, trade and other accounts receivable and trade and other payables, borrowings, investments, and notes payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, and gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

a) Credit risks
The sale of passenger and freight transportation is largely processed through agencies which are normally linked to country-specific clearing systems for the settlement of passage and freight sales. Individual agents operating outside of the Russian Federation are checked by clearing centres. Individual agents operating within the Russian Federation are checked in-house.

Receivables and liabilities between major airlines, unless otherwise stipulated in the respective agreements, are settled on a bilateral basis or by settlement through a clearing house of the International Air Transport Association (IATA).

The Group has a significant amount of non-trade-related accounts receivable, the recovery of which could be influenced by economic factors. Management however believes that there are no significant risks to the Group of loss on bad debts beyond the provisions already made.

b) Fair value

The fair value of financial instruments is determined by reference to various market information and other valuation methods as considered appropriate. At the balance-sheet date, the fair values of the financial instruments held by the Group did not materially differ from their recorded book values.

Management does not believe that it is practicable to estimate the fair value of the Group's long-term investments in share capital of certain Russian companies. These instruments are not traded on the Russian financial markets and an objective estimate of fair value is not available. Such investments are recorded at cost.

c) Foreign exchange risk

The majority of the Group's sales and purchases are denominated in US Dollars and hence the foreign exchange risk to the Group is minimised. Borrowings are all denominated in US Dollars, thus further reducing foreign currency exposure in US Dollar terms. The Group does not manage foreign exchange risk through the use of hedging instruments but rather matches revenues and expenses in the same currency to limit exposure.

d) Interest rate risk

The Group's main exposure to interest-rate risk is from its finance lease liabilities and short-term borrowings. The Group does not use financial hedging instruments as they are not currently available on the Russian market. The Group manages its interest-rate exposure by fixing interest rates on its liabilities under a portion of its aircraft lease agreements.

Foreign currency translation

Monetary assets and liabilities denominated in currencies other than US Dollars at the balance sheet date are translated into US Dollars at the year-end exchange rate. Exchange differences arising from the settlement of transactions denominated in currencies other than the US Dollar are included in the consolidated income statement at the settlement date using the exchange rate prevailing at that time.

The Russian ruble is not a freely convertible currency outside the Russian Federation and accordingly any conversion of Russian ruble amounts to US Dollars should not be considered as a representation that Russian ruble amounts have been, could be or will be in the future, converted into US dollars at the exchange rate shown or at any other exchange rate.

Income tax

The income tax rate for industrial enterprises in the Russian Federation in 2003 and 2002 was 24 percent.

Deferred income taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12 "Income Taxes" ("IAS 12"). IAS 12 requires the use of the balance-sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the asset is to be realized or the liability settled, based on tax rates that have been enacted or substantively enacted as at the balance-sheet date.

distribution in accordance with the applicable legislation and reflected in the statutory financial statements. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

Earnings per share
Earnings per share are calculated by dividing the income for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. There are no potentially diluted common stock equivalents.

Borrowing costs
Borrowing costs are expensed as incurred, unless relating to loans which fund capital projects. To the extent that borrowing costs are directly attributable to qualifying assets, they are capitalized with the relevant asset from the date of the commencement of activities to prepare the asset. Expenditures and borrowing costs are incurred until the related qualifying asset is substantially ready for its intended use, and are subsequently charged to the income statement in the period over which the asset is depreciated.

Provisions
A provision is recognized when, and only when, an enterprise has a present obligation (legal or constructive) as a result of a past event, it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Subsequent events
Post-year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Contingencies
Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

5. TRAFFIC REVENUE

By sector	2003 USD million	2002 USD million
Scheduled flights:		
Passengers	1,228.9	1,092.9
Cargo	97.6	97.8
Charter flights:		
Passengers	12.9	27.6
Cargo	29.6	26.0
	1,369.0	1,244.3

6. OTHER REVENUE

By sector	2003 USD million	2002 USD million
Airline revenue agreements	272.7	259.4
Ground handling and maintenance	16.1	13.2
Catering services	13.3	14.0
Hotel revenue	11.1	10.2
Refuelling services	14.0	12.1
Other revenue	19.8	9.8
	347.0	318.7

Airline revenue agreements primarily represent revenue from pooling, code-sharing and bilateral air-service agreements.

Included in other revenue for 2003 and 2002 is revenue from management services provided by the Group to its associate CJSC "Aerofirst" in the amount of USD 3.6 million and USD 2.5 million, respectively.

7. OPERATING COSTS

	2003 USD million	2002 USD million
Aircraft fuel	327.8	274.7
Aircraft and traffic servicing	294.0	244.8
Maintenance	162.4	109.7
Sales and marketing (i)	111.0	103.2
Operating lease expenses	133.0	104.2
Administration and general expenses	71.9	69.5
Operating taxes	20.1	30.6
Third-party passenger services	34.8	32.5
Communication expenses	39.2	35.3
Taxes refunded under court decision (ii)	(11.5)	-
Reversal of provision for tax penalties	(12.2)	-
Recovery of receivables previously provided for	(4.9)	-
(Decrease) increase in provision for bad and doubtful receivables	(0.2)	6.2
Fines and penalties (iii)	1.5	16.4
Increase (decrease) in contingency provisions	14.7	(0.3)
Other expenses	73.6	55.0
	1,255.2	1,081.8

i) Sales and marketing expenses include incremental costs associated with provision of free transportation under the frequent flyer "Aeroflot Bonus" program, related to free travel awards earned during the year. These costs amounted to USD 2.5 million in 2003 and USD 1.7 million in 2002.

ii) Taxes refunded under court decision for 2003 comprise wholly of a road users tax refund for 1998.

iii) In 2002 fines and penalties arose because of the early termination of the finance leases of ten Boeing B-737's (refer also to Notes 10 and 26).

8. STAFF COSTS

	2003	2002
	USD million	USD million
Wages and salaries	199.3	168.3
Social security costs	12.2	10.7
Pension costs	31.8	36.4
	243.3	215.4

The Group continued its participation in a non-government pension fund to provide additional pensions to some of its employees upon their retirement. The pension fund requires contributions from both employees and the Group, and is a defined contribution scheme for the employer. In 2003 and 2002 the Group made pension contributions to the fund amounting to USD 0.1 million for each year.

Furthermore, the Group makes payments, on their retirement, to employees participating in the plan with one or more years' service. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. As of 31 December 2003 and 2002 an accrual of USD 11.5 million and USD 8.2 million, respectively, representing the net present value of the future benefits the Group expects to pay, has been included in wages and social contributions payable in the amount of USD 1.1 million and USD 1.0 million (current portion), respectively, and in non-current accounts payable and accrued liabilities in the amount of USD 10.4 million and USD 7.2 million (long-term portion), respectively.

9. INTEREST EXPENSE

	2003	2002
	USD million	USD million
Finance leases	3.4	20.1
Short-term bonds	3.1	5.3
Short-term and long-term borrowings	5.5	9.2
	12.0	34.6

10. NON-OPERATING INCOME (LOSS), NET

	2003 USD million	2002 USD million
Loss on disposal of property, plant and equipment, net (i)	(8.6)	(25.5)
Dividend income	0.8	0.7
Gain from disposal of short-term investments, net	0.3	1.4
Gain from disposal of long-term investments, net (ii)	2.8	1.0
Gain on remeasurement of available-for-sale securities to fair value (iii)	5.8	6.5
Reversal of payables no longer due (iv)	41.1	-
Provision for non-recovery of aircraft lease deposits	(13.9)	(0.9)
Fines and penalties received	2.1	1.4
(Increase) release of provision for long-term investments	(0.5)	1.8
Other income and expenses, net	0.2	4.6
	30.1	(9.0)

i) In 2002 the Group restructured finance leases on ten Boeing 737-400 aircraft into operating leases (refer also to Note 26). In 2002 loss on disposal of these aircraft comprised USD 29.7 million and is shown net of USD 12.1 million related amortization on security lease deposits.

ii) Included in gain from disposal of long-term investments for 2003 is a gain on option redemption in the amount of USD 2.4 million. Being a shareholder of France Telecom in March 2003 the Group received call option on purchase of its shares at EUR 14.5 per share with exchange right 20 options for 19 shares. The Group declined to purchase those shares and in April 2003 the options were redeemed by France Telecom for EUR 2.2 million.

Included in gain from disposal of long-term investments for 2002 is the cost of depository certificates representing an economic interest in Class A shares in Equant N. V., a subsidiary of SITA (Societe Internationale de Telecommunications Aeronautiques) (refer also to Note 15).

iii) Included in gain on remeasurement of available-for-sale securities for 2003 and 2002 is the difference between purchase price and market value of France Telecom shares as of 31 December 2003 and 2002, respectively (refer also to Note 15).

iv) In 2003, the Group wrote off an unclaimed payable to a Russian creditor of USD 41.1 million which was no longer due in terms of the Russian Civil Code. Those payables originate prior to 1999. The Russian creditor was subject to liquidation proceedings in 2000 and although another entity was established to perform the functions of the liquidated entity it has never claimed those payables (refer also to Note 17).

11. TAXATION

	2003 USD million	2002 USD million
Current income tax charge	(49.0)	(42.9)
Deferred income tax benefit	18.8	2.8
Share of income taxes of associated companies	(1.1)	(1.5)
	(31.3)	(41.6)

Income before taxation for financial reporting purposes is reconciled to taxation as follows:

	2003 USD million	2002 USD million
Income before taxation and minority interest	158.0	132.9
Theoretical tax at statutory rate of 24 percent	(37.9)	(31.9)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Non-deductible foreign exchange losses	-	(0.2)
Non-deductible expenses	(18.1)	(13.0)
Non-taxable income	20.4	4.2
Other permanent differences	4.3	(0.7)
Taxation	(31.3)	(41.6)

Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying values of certain assets and liabilities for financial reporting purposes and their values for profits tax purposes. The tax effect of the movement on these temporary differences is recorded at the rates of 24 percent for the years ended 31 December 2003 and 2002.

	31 December 2003 USD million	Movement for year USD million	31 December 2002 USD million	Movement for year USD million	31 December 2001 USD million
Tax effects of temporary differences:					
Property, plant and equipment	2.1	1.6	0.5	0.7	(0.2)
Borrowings	4.7	(1.1)	5.8	0.2	5.6
Deferred tax assets	6.8		6.3		5.4
Property, plant and equipment	(27.7)	8.0	(35.7)	2.8	(38.5)
Long-term investments	(13.9)	3.7	(17.6)	(4.8)	(12.8)
Accounts receivable	(2.5)	(0.1)	(2.4)	7.4	(9.8)
Accounts payable	25.9	6.7	19.2	(3.5)	22.7
Deferred tax liabilities	(18.2)		(36.5)		(38.4)
Movement for the year		18.8		2.8	

In 2003, the exchange rate of the Russian ruble to 1 US dollar decreased by 7 percent. This decrease in exchange rate resulted in an increase of tax base of assets and liabilities and, therefore, in the decrease of the difference between the carrying value of the assets and liabilities recorded in the consolidated balance sheet as of 31 December 2003 and their tax base. Accordingly, deferred tax liability as of 31 December 2003 decreased.

In 2003, the Group revalued certain long-term investments at fair-value for tax purposes. This revaluation resulted in an increase of tax base of investments being revalued and, therefore, in the decrease of the difference between the carrying values of the assets recorded in the consolidated balance sheet as of 31 December 2003 and their tax base. Accordingly, deferred tax liability as of 31 December 2003 decreased. The tax effect of change in tax base of investments amounted to USD 3.1 million.

In 2003, the Group disposed of certain property, plant and equipment which resulted in a decrease in the difference between the carrying value of the assets and liabilities recorded in the consolidated balance sheet as of 31 December 2003 and their tax base. Accordingly, deferred tax liability as of 31 December 2003 decreased. The tax effect of disposal of property, plant and equipment amounted to USD 2.8 million.

12. CASH AND CASH EQUIVALENTS

	31 December 2003	31 December 2002
	USD million	USD million
Ruble denominated bank accounts	12.8	9.5
Bank accounts in other currency	35.0	19.7
Cash equivalents	4.4	2.8
	52.2	32.0

Included in other non-current assets as of 31 December 2003 and 2002 is approximately USD 1.3 million and USD 1.0 million, respectively, of restricted cash, held by the Group's representative offices abroad. The restrictions are because of specific local currency regulations.

13. ACCOUNTS RECEIVABLE AND PREPAYMENTS, NET

	31 December 2003	31 December 2002
	USD million	USD million
Trade receivables	181.2	174.6
Prepayments and accrued income	47.1	34.3
Other receivables	5.1	13.1
Provision for bad and doubtful accounts	(33.9)	(48.9)
	199.5	173.1
VAT and other taxes recoverable	97.9	70.8
	297.4	243.9

14. INVENTORIES

	31 December 2003	31 December 2002
	USD million	USD million
Spare parts	19.3	13.5
Fuel	8.9	4.4
Other inventory	16.2	13.3
	44.4	31.2

15. LONG-TERM INVESTMENTS, NET

Movements in the net book value of long-term investments consist of the following:

	Associates' equity USD million	Other equity USD million	Other USD million	Total USD million
1 January 2002	**13.2**	**2.8**	**2.3**	**18.3**
Additions	-	0.8	8.3	9.1
Share of undistributed income	4.5	-	-	4.5
Dividends received	(2.0)	-	-	(2.0)
Disposals	-	-	(2.2)	(2.2)
31 December 2002	**15.7**	**3.6**	**8.4**	**27.7**
Additions	-	0.6	6.9	7.5
Share of undistributed income	2.4	-	-	2.4
Dividends received	(3.7)	-	-	(3.7)
Disposals	-	(0.5)	-	(0.5)
31 December 2003	**14.4**	**3.7**	**15.3**	**33.4**

In 2001, SITA was reorganized by merging with France Telecom. Reorganization provided for an exchange of shares in SITA and its subsidiaries for shares in France Telecom. Under this reorganization, the depository certificates of Equant N.V. were exchanged for 511,992 shares in France Telecom. The Group reflects its investments in France Telecom at market value in the consolidated balance sheet. Refer also to Note 10.

In 2003 the Group created a wholly owned subsidiary OJSC "Terminal".

16. PROPERTY, PLANT AND EQUIPMENT, NET

	Owned aircraft and engines	Leased aircraft and engines	Land and buildings	Plant, equipment and other	Assets under construction (i)	Total
	USD million	USD million	USD million	USD million	USD million	USD million
Cost or valuation						
31 December 2001	505.8	640.1	160.2	182.7	27.2	1,516.0
Additions	12.6	-	-	1.3	16.5	30.4
Capitalized overhaul costs	12.5	17.5	-	-	-	30.0
Transfers	-	-	6.0	8.9	(14.9)	-
Disposals (ii)	(27.4)	(328.1)	(5.2)	(14.3)	-	(375.0)
31 December 2002	503.5	329.5	161.0	178.6	28.8	1,201.4
Foreign currency translation	-	-	-	1.5	-	1.5
Additions (iii)	23.2	158.2	-	1.3	26.9	209.6
Capitalized overhaul costs	8.1	-	-	-	-	8.1
Transfers	-	-	7.3	12.0	(19.3)	-
Disposals	(68.9)	-	-	(13.6)	-	(82.5)
31 December 2003	465.9	487.7	168.3	179.8	36.4	1,338.1
Depreciation						
31 December 2001	(345.2)	(254.8)	(41.5)	(105.7)	-	(747.2)
Charge for the year	(46.0)	(33.8)	(6.7)	(20.5)	-	(107.0)
Disposals (ii)	24.6	81.8	1.2	14.0	-	121.6
31 December 2002	(366.6)	(206.8)	(47.0)	(112.2)	-	(732.6)
Foreign currency translation	-	-	-	(0.9)	-	(0.9)
Charge for the year	(45.4)	(21.3)	(5.2)	(19.2)	-	(91.1)
Disposals	59.4	-	-	9.9	-	69.3
31 December 2003	(352.6)	(228.1)	(52.2)	(122.4)	-	(755.3)
Net book amount						
31 December 2003	113.3	259.6	116.1	57.4	36.4	582.8
31 December 2002	136.9	122.7	114.0	66.4	28.8	468.8

As of 31 December 2003 and 2002 fixed assets, principally Russian aircraft and engines, with a net book value of USD 10.5 million and USD 11.4 million, respectively, were pledged as collateral under short-term loan agreements (refer also to Note 19).

i) Assets under construction include capital expenditures made by the Group on the construction of new Sheremetevo-3 terminal. Capital expenditures as of 31 December 2003 and 2002 amount to USD 15.9 million and USD 13.2 million, respectively, and mainly relate to construction-site preparation work. Capital expenditures related to the project in 2003 and 2002 amounted to USD 2.7 million and USD 2.9 million, respectively.

ii) In 2002 the Group sold ten Boeing 737-400 aircraft, which were subject to finance leases (refer also to Notes 10 and 26).

iii) In 2003 the Group acquired four Airbus A-319's and a Flight Simulator (A-320) under finance leases (refer also to Note 20 and 26).

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	31 December 2003 USD million	31 December 2002 USD million
Trade payables and accruals (i), (ii)	175.7	164.9
Wages and social contributions payable	31.5	22.0
Profit and other taxes payable	26.9	48.0
Other payables	18.4	6.3
Accrued expenses	15.7	15.1
Advances received	15.3	11.0
Frequent flyer program liability (iii)	7.0	6.3
Merchandise credits (iv)	5.0	-
Dividends payable	2.9	0.3
Notes payable	0.3	2.1
	298.7	276.0

i) As of 31 December 2002 the Group had payables to a Russian creditor in an amount of USD 56.1 million. This creditor was subject to liquidation proceedings in 2000. Another entity was established to perform the functions of the liquidated entity, but its successor was not determined. Part of the amount previously payable to the liquidated entity was claimed by the new entity and the relevant agreements with respect to the assignment of the debt entered into.

In 2003, the Group wrote off an unclaimed portion of this debt amounting to USD 41.1 million which was no longer due in terms of the Russian Civil Code (refer also to Note 10).

As of 31 December 2003, management has included accounts payables to the newly-established entity of USD 5.4 million in current trade payables and accruals, and the remaining portion of payables, amounting to USD 4.1 million, in non-current accounts payable and accrued liabilities.

ii) Included in trade accounts payable as of 31 December 2003 is an amount of USD 17.1 million payable to a US based company arising from a court judgement against the Group in 2003. As of 31 December 2002 those payables have been included as a provision in non-current accounts payable.

iii) The Group introduced the "Aeroflot Bonus" frequent flyer program in 1999. As of 31 December 2003 and 2002 approximately 243 thousand and 177 thousand passengers, respectively, participated in the program. Frequent flyer program liability as of 31 December 2003 and 2002 represents incremental costs, which are included in sales and marketing expenses, associated with providing free transportation under "Aeroflot Bonus".

iv) Merchandise credits as of 31 December 2003 represents deferred discounts given by the lessor for entering into new leases under the fleet restructuring program which are dependent on the completion on the restructuring program (refer also to Note 26).

18. NON-CURRENT ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	31 December 2003	31 December 2002
	USD million	USD million
Provisions	29.5	31.7
Non-current accounts payable and accrued liabilities	20.4	65.6
	49.9	97.3

Included in non-current accounts payable and accrued liabilities as of 31 December 2003 and 2002 is the long-term portion of a payable to a Russian creditor in the amount of USD 4.1 and USD 50.6 million, respectively, as described in Note 17 to the consolidated financial statements.

19. SHORT-TERM BORROWINGS

	31 December 2003	31 December 2002
	USD million	USD million
Bonds payable in Russian rubles (i)	-	28.5
Loans and credit lines in USD		
Syndicated loan organized by Donau Bank AG, Citibank (Moscow) and Bank of Foreign Trade (ii)	60.0	-
Standard Bank London (Moscow) (iii)	6.5	-
HSBC (iv)	5.0	-
Moscow Narodny Bank Ltd. (v)	-	40.0
CB "Mosnarbank"(v)	-	10.0
Savings Bank of the Russian Federation (vi)	-	17.0
Loans and credit lines in Russian rubles		
Savings Bank of the Russian Federation (vii)	-	10.9
Other	0.9	3.3
	72.4	109.7

i) In March 2002 the Company issued 1,000,000 bonds at a par value of 1,000 Russian rubles per bond, with maturity of 728 days. The bonds are traded on the Moscow Interbank Currency Exchange. The Bonds' effective interest in 2003 was 15.8 percent per annum. Interest is payable semi-annually. Bonds were redeemed in September 2003 before their maturity date.

ii) This syndicated loan matures in October 2004 and bears interest of LIBOR + 3 percent per annum. It was obtained by the Group to finance current activities and is secured by cash receipts that pass through IATA Clearing House. The effective interest rate for 2003 was 4.15 percent per annum.

iii) The loan granted by Standard Bank London (Moscow) bears interest of 1.87 percent per annum. The loan was obtained by the Group to finance the payment of its annual insurance premium.

iv) The loan received from HSBC matures in September 2004 and bears interest of LIBOR + 3.25 percent per annum. The effective interest rate for 2003 was 4.68 percent per annum.

v) The balance as of 31 December 2002 comprised of a credit line and two loans. The credit line amounting to USD 40 million bore interest of LIBOR + 4.25 percent per annum and the two loans amounting to USD 5 million each bore interest of 7.50 and 7.75 percent per annum, respectively. They were fully repaid in 2003 at maturity. The credit line effective rate for 2003 was 5.68 percent per annum.

vi) This amount represents a balance due under a revolving credit line with a limit of USD 27 million. The amount due is payable by June 2004, but was repaid before maturity in December 2003. The credit line bears interest at LIBOR + 4 percent per annum. The effective interest rate for 2003 was 5.20 percent per annum. Fixed assets with a net book value of USD 10.5 million are pledged as a collateral under this loan agreement.

vii) The balance as of 31 December 2002 consisted of one non-revolving secured credit line amounting to ruble equivalent of USD 8.4 million (with limit up to ruble equivalent of USD 18.4 million) and secured loan amounting to ruble equivalent of USD 2.5 million. Credit line and loan both bore interest at 17 percent per annum. Both credit line and loan have been repaid in January-March 2003 before maturity.

20. FINANCE LEASES PAYABLE

The Group leases foreign aircraft under finance lease agreements. Leased assets are listed in Note 1 above.

	31 December 2003 USD million	31 December 2002 USD million
Total outstanding payments	289.9	143.1
Finance charge	(21.6)	(8.0)
Principal outstanding	268.3	135.1
Representing:		
Short-term lease payable	124.1	21.3
Long-term lease payable	144.2	113.8
Due for repayment (principal and finance charge):		
2003	-	25.6
2004	130.3	117.5
2005	13.2	-
2006	13.5	-
2007	13.8	-
2008	14.2	-
after 2008	104.9	-
	289.9	143.1

Interest unpaid as of 31 December 2003 and 2002 was approximately USD 0.7 million and USD 0.4 million, respectively, and has been included in accrued expenses. In 2003 and 2002 the effective interest rate on these leases approximated 2.8 percent per annum and 6 percent per annum, respectively.

In 2003 the Group obtained four Airbus A-319's and a flight simulator (A-320) under finance leases (refer also to Note 16 and 26).

The Group's aircraft leases are subject to normal positive and negative covenants. In accordance with those covenants, the Group maintains insurance coverage for its leased aircraft.

21. MINORITY INTEREST

	31 December 2003 USD million	31 December 2002 USD million
Beginning balance	7.9	7.6
Foreign currency translation	0.2	-
Minority interest share of net income	-	2.0
Minority interest dividends	(2.4)	(1.7)
	5.7	7.9

22. SHARE CAPITAL

	Number of shares authorised and issued	Number of shares in treasury stock	Number of shares outstanding
Ordinary shares of one Russian ruble each:			
As of 31 December 2003	1,110,616,299	(10,000)	1,110,606,299
As of 31 December 2002	1,110,616,299	-	1,110,616,299

Ordinary shareholders are allowed one vote per share. Dividends paid to shareholders are determined by the directors and legally declared and approved at the annual shareholders' meeting.

In 2003, one of Group's subsidiaries purchased 10,000 of the Company's shares.

The Company launched a Level 1 Global Depositary Receipts (GDR) program in December 2000. The Company signed a depositary agreement with Deutsche Bank Group, allowing the Company's shareholders to swap their shares into GDR's, which trade over-the-counter on US and European markets. The swap ratio was established at 100 shares per GDR, and totalled 20 percent of the Company's share capital. In 2001, the Company's GDR's were listed on the NEWEX (New Europe Exchange) stock exchange in Vienna. The Company's GDR's were traded at approximately EUR 86 (or USD 102 at the exchange rate at that date) as of 17 May 2004.

23. RETAINED EARNINGS

The distributable reserves of the Group comprise only the distributable reserves of the parent company. Furthermore, the statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current year net profit. For the years ended 31 December 2003 and 2002, the statutory profits of the Company, as reported in the published annual statutory financial statements, were 3,978 million of Russian rubles and 3,198 million of Russian rubles, respectively. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation, and accordingly management believes that at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

For the years ended 31 December 2002 and 2001 the shareholders of the Company approved dividends totalling 322.1 million of Russian rubles and 66.6 million of Russian rubles, respectively (USD 10.1 million and USD 2.2 million at a 2002 and 2001 year-end exchange rate, respectively).

In accordance with IAS 10 "Events after the balance sheet date", dividends for 2003, which will be declared and approved subsequent to 31 December 2003, have not been accrued in the consolidated financial statements for the year ended 31 December 2003. They will be recorded in the consolidated statement of shareholders' equity for the year ending 31 December 2004.

24. SEGMENT INFORMATION

The Group is organized into three main segments:

- Airline – domestic and international passenger and cargo air transport and other airline services;
- Catering – the preparation of food and beverages for air travel;
- Hotels – the operation of hotels.

All operations are based in the Russian Federation; therefore no geographical segment information is disclosed.

Details of the geographical breakdown of revenues from scheduled passenger and cargo airline activities are as follows:

By region	2003 USD million	2002 USD million
a) Scheduled passenger revenue		
International flights from Moscow to:		
Europe	280.7	229.2
Asia	106.9	106.0
North America	56.5	53.5
Other	40.8	38.6
International flights to Moscow from:		
Europe	282.4	227.3
Asia	114.0	112.2
North America	53.4	49.4
Other	41.7	39.7
Other international flights	7.6	20.1
Domestic flights	244.9	216.9
	1,228.9	1,092.9

b) Scheduled cargo revenue	2003 USD million	2002 USD million
International flights from Moscow to:		
Europe	7.4	10.7
Asia	3.4	4.9
North America	3.6	5.9
Other	1.9	2.8
International flights to Moscow from:		
Europe	18.7	17.9
Asia	21.3	27.0
North America	3.8	3.9
Other	4.7	5.1
Other international flights	22.8	10.0
Domestic flights	10.0	9.6
	97.6	97.8

Reporting format – business segments

Year ended 31 December 2003	Airline USD million	Catering USD million	Hotels USD million	Other USD million	Eliminations USD million	Group USD million
External sales	1,688.8	13.3	11.1	2.8	-	1,716.0
Inter-segment sales	3.5	30.6	4.4	-	(38.5)	-
Total revenue	1,692.3	43.9	15.5	2.8	(38.5)	1,716.0
Operating profit	123.1	0.9	2.0	0.4	-	126.4
Interest expense	(11.9)	-	(6.9)	-	6.8	(12.0)
Interest income	8.0	-	-	0.3	(6.8)	1.5
Share of income in associates	-	-	1.6	1.9	-	3.5
Foreign exchange and translation income, net	6.4	-	1.2	0.9	-	8.5
Non-operating (loss) income, net	30.1	-	0.3	(0.3)	-	30.1
Income (loss) before tax	155.7	0.9	(1.8)	3.2	-	158.0
Taxation	(30.4)	-	-	(0.9)	-	(31.3)
Income (loss) after tax	125.3	0.9	(1.8)	2.3	-	126.7
Minority interest						-
Net income						126.7
Segment assets	997.4	15.1	33.7	16.5		1,062.7
Associates	-	-	4.6	-		4.6
Consolidated total assets						1,067.3
Segment liabilities	745.7	12.8	10.7	11.2		780.4
Capital expenditure	216.8	0.3	0.6	-		217.7
Depreciation	84.8	1.0	5.3	-		91.1

Year ended 31 December 2002	Airline USD million	Catering USD million	Hotels USD million	Other USD million	Eliminations USD million	Group USD million
External sales	1,536.1	14.0	10.2	2.7	-	1,563.0
Inter-segment sales	5.5	33.1	4.8	-	(43.4)	-
Total revenue	1,541.6	47.1	15.0	2.7	(43.4)	1,563.0
Operating profit	151.6	4.5	1.5	1.2	-	158.8
Interest expense	(34.6)	-	(2.1)	-	2.1	(34.6)
Interest income	7.3	-	-	-	(2.1)	5.2
Share of income in associates	-	-	3.0	2.9	-	5.9
Foreign exchange and translation income (loss), net	8.2	(0.5)	(1.1)	-	-	6.6
Non-operating (loss) income, net	(9.2)	-	-	0.2	-	(9.0)
Income before tax	123.3	4.0	1.3	4.3	-	132.9
Taxation	(39.4)	(1.2)	0.9	(1.9)	-	(41.6)
Income after tax	83.9	2.8	2.2	2.4	-	91.3
Minority interest						(2.0)
Net income						89.3
Segment assets	809.7	11.9	37.8	20.0		879.4
Associates	-	-	5.1	0.9		6.0
Consolidated total assets						885.4
Segment liabilities	675.2	10.0	10.2	17.3		712.7
Capital expenditure	58.8	1.6	-	-		60.4
Depreciation	100.5	1.2	5.3	-		107.0

25. COMMITMENTS UNDER OPERATING LEASES

Future minimum lease payments under non-cancellable foreign aircraft and other operating leases are as follows:

	31 December 2003	31 December 2002
	USD million	USD million
2003	-	114.2
2004	106.2	118.6
2005	100.8	111.1
2006	84.4	60.2
2007	60.4	60.2
2008	44.0	54.0
after 2008	169.0	190.9
Total minimum payments	**564.8**	**709.2**

The amounts above represent base rent. Maintenance fees to be paid to the lessors based on actual flight hours are not included in the table.

For details of the part of the fleet subject to operating leases refer to Note 1.

In 2003 the Group renegotiated the base rent payable on certain aircraft operating leases as well as adjusting the delivery schedule for aircrafts under fleet restructuring program (refer also to Note 26). This resulted in changes to future minimum lease payments under non-cancellable operating leases as of 31 December 2003 as compared to those as of 31 December 2002.

26. FOREIGN PASSENGER FLEET RESTRUCTURING

In 2002 the Group committed to a restructuring of its foreign passenger fleet during 2003-2004. The fleet restructuring program comprises the following steps:

i) In December 2002 the Group sold and leased back ten Boeing 737-400 aircraft. The sale and leaseback resulted in an eighteen-month operating lease. In 2003 three Boeing 737-400 aircraft were returned to the lessor in accordance with the restructuring schedule. The remaining 7 aircraft will be returned to the lessor in 2004.

ii) In December 2002 the Group committed to return in July-December 2004 four Airbus A-310 aircraft which are currently under finance lease. In January 2004 the Group decided to postpone the return of aircraft to last quarter of 2004.

iii) In November 2002 the Group committed to purchase six Airbus A-319 aircraft and two Airbus A-320 aircraft (including engines) in 2003-2004. The purchase price for each Airbus A-319 and Airbus A-320 aircraft (including engines) approximates USD 36.7 million and USD 40.7 million, respectively. In 2003 four Airbus A-319 have been delivered to the Group (refer also to Note 16 and 20). In January 2004 the Group decided to replace two Airbus A-319 and one Airbus A-320 with three Airbus A-321 with delivery in the second half of 2004. The purchase price for each Airbus A-321 (including engines) approximates USD 46.9 million. As of 31 December 2003 and 2002 the Group had a prepayment in the amount of USD 28.0 million and USD 31.5 million, respectively.

iv) In December 2002 the Group committed to enter into an operating lease in October-December 2003 for four Airbus A-320 aircraft, for a period of ten years. In 2003 those four aircraft were delivered to the Group.

v) In December 2002 the Group committed to enter into an operating lease in 2004 for six Airbus A-319/320 aircraft, for a period of ten years. In 2003 one Airbus A-319 aircraft was delivered to the Group. The remaining five aircraft will be delivered in 2004.

vi) In December 2002 the Group committed to enter into an operating lease in August 2003 for three Boeing 767-300 ER aircraft, for a period of six years. In 2003, in terms of this commitment one aircraft was delivered to the Group. A further aircraft, a Boeing 767-300 ER, will be delivered in 2004. The lessor has revealed the Group from its commitment to lease the remaining aircraft.

As a result of this restructuring, by the end of 2004 the foreign passenger fleet will consist of eighteen Airbus A-321/A-320/A-319 aircraft, eight Boeing 767/777 aircraft. The Group will also have purchase rights for up to twenty Airbus A-320/319 aircraft in 2005-2007.

27. OTHER COMMITMENTS

Purchase of Il-96 aicraft

In December 2003 the Group signed lease agreement with "Ilyushin Finance & Co", a related party, for six Il-96-300 aircraft. Aircraft delivery is scheduled for 2005-2007. The purchase price for each aicraft approximates USD 37 million.

Rent of land

In December 2003 the Government of Moscow issued an Order granting the Group the right to sign enter into a forty-nine year land lease agreement for a consideration of USD 1.0 million which has been paid in January 2004. The Group will lease the land in Khimki region for construction of office building in 2004-2005 and subsequent building exploitation.

28. CONTINGENT LIABILITIES

Political environment

The government of the Russian Federation continues to reform the business and commercial infrastructure in its transition to a market economy. As a result laws and regulations affecting businesses continue to change rapidly. These changes are characterized by poor drafting, different interpretations and arbitrary application by the authorities.

Taxation

Russian tax legislation is subject to varying interpretations and constant changes. Furthermore, the interpretation of the tax legislation by the tax authorities, as applied to the transactions and activity of the Group, may not coincide with that of management. As a result, transactions could be challenged by the tax authorities and the Group could be assessed additional taxes, penalties and interest, which could be significant. Periods remain open to review by the tax authorities for three years. The Group's management believes that it has adequately provided for tax liabilities in the consolidated financial statements, however the risk remains that the relevant authorities could take up differing positions with regard to interpretative issues, and the effect could be significant.

Currency control

The Group operates in approximately 50 countries, as well as in the Russian Federation, through its representative offices. Given the Group's significant foreign currency revenues and obligations, it is exposed to the risk of non-compliance with Russian currency control legislation. Management believes that the Group generally complies with the currency control regulations and that no contingency provisions are necessary in the consolidated financial statements.

Legal

i) Former members of the Company's management, and two Swiss non-bank financial companies that provided treasury and financial services to the Company, are currently under investigation by the Swiss and Russian authorities for potential misconduct related to funds managed under treasury and financial services agreements, which were entered into by former management of the Company.

The Company is not named in the investigation. In management's opinion, the Company does not have any potential exposure related to the treasury and financial services agreements, or any of the allegations currently subject to investigation. The accompanying consolidated financial statements do not include provision for any amounts that might result from the investigations. Such amounts, if any, will be reported when they become known and estimable.

ii) The Company is a defendant in a claim by the Russian owner of a cargo plane which crashed in Italy in October 1996, whilst on charter to the Group. The basis of the claim concerns liability for the loss of the aircraft and the responsibilities of the parties at the time of the crash. According to a report prepared by Airclaims, the cost of crashed aircraft ranges from USD 11.8 million to USD 15.3 million. Management have made their best assessment of the likely outcome associated with this issue and recorded a provision amounting to USD 12.0 million as of 31 December 2003.

iii) The Group is a defendant in various other legal actions. The maximum extent of its exposure as of 31 December 2003 is approximately USD 2.3 million. Management have made their assessment of the likely outcome of the claims outstanding, and recorded a provision amounting to USD 1.5 million as of 31 December 2003.

iv) In 1997-1998 the Company was charged by the Federal Aviation Service (FAS) for aeronautical services at a 50 percent discount, as was agreed by the parties. In 2001 the legal successor of the FAS (GOVD) claimed the application by the FAS of a 50 percent discount in 1997-1998 to be void, as this contradicted Russian legislation, and invoiced the Company for 200 million of Russian rubles (approximately USD 6.8 million at 2003 year-end exchange rate) for underpaid amounts during 1997-1998 and interest accrued as of 31 December 2003. In the opinion of management, after taking appropriate legal advice, it is unlikely that any significant settlement will arise, and therefore no amount has been accrued in the consolidated financial statements.

v) Company's treatment of the reimbursement of incoming value added tax on export activities in relation to past practice has been challenged by the tax authorities. No final resolution has been reached between the parties. The maximum extent of the exposure as of 31 December 2003 is approximately 827.6 million of Russian rubles (approximately USD 28.1 million at 2003 year-end exchange rate). The Company has applied to the Court to defend its tax position. Management believes that it is not likely that tax authorities' arguments will be accepted by the Court and therefore no amount has been accrued in the consolidated financial statements.

29. CONTINGENT ASSET

In 1998-2000 the Group paid road users tax at a rate of 2 percent. In 2000 the tax rate decreased to 1 percent effective 1 April 1998. The Group applied to the tax authorities for refund of road users tax paid in 1998-2000. In 2003 the court obliged the tax authorities to reimburse the road users tax overpayment for 1998-2000. The tax authorities accepted refund of taxes overpayment for 1998 but due to change of tax inspectorate the reimbursement of taxes overpayment for 1999-2000 was not accepted. The maximum amount of the refund is approximately 652.7 million of Russian rubles (approximately USD 22.2 million at 2003 year-end exchange rate).

30. SUBSEQUENT EVENTS

Moscow Sheremetevo Airport management

On 28 January 2004 OJSC "Alfa-Sheremetevo" was awarded management rights of Moscow Sheremetevo Airport. Currently, Sheremetevo Airport is the main hub of the Group's operations. Changes in the operational management of the airport could impact the financial performance of the Group.

Joining SkyTeam

On 24 May 2004 the Company signed an agreement to join the SkyTeam global alliance within the next 12 months. This commitment imposes certain operational standards which will require the Company to upgrade and improve its infrastructure. Management believe the Company may also benefit from the global alliance.

31. RELATED PARTY TRANSACTIONS

The consolidated financial statements of the Group include the following balances:

	31 December 2003 USD million	31 December 2002 USD million
Amounts receivable from related parties	8.3	1.8
Amounts payable to related parties	4.1	1.2

The consolidated financial statements include the following transactions with related parties of the Group:

	2003 USD million	2002 USD million
Sales to related parties	3.6	3.4
Purchases from related parties	47.4	41.5

Management believes that the pricing of the transactions with related parties was based on normal business conditions.